NIESAR & VESTAL LLP
ATTORNEYS AT LAW

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File No. 3668
February 23, 2010

H. Roger Schwall
Anne Nguyen Parker
Norman Gholson
Karl Hiller
Craig Arakawa
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	AsherXino Corporation
Form 10, Amendment No. 4 filed January 21, 2010
File No. 0-10965

Dear Ladies and Gentlemen:

On January 21, 2010 AsherXino Corporation (the “Company”) filed the fourth amendment to its Registration Statement on Form 10A (“Form 10A”).  By letter dated February 12, 2010, the Company received a comment from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Form 10A.  Accordingly, on behalf of the Company, we are filing Amendment No. 5 to the Form 10 (the “Amendment”) concurrently with the filing of this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comment, as discussed below.  For your convenience, we have reproduced below the comment contained in the Staff’s letter of February 12, 2010 in italicized text before our response.  We will also provide you with three printed copies of the Amendment marked to show changes as soon as possible.

Form 10, Amendment No. 4 Filed January 21, 2010

Interim Financial Statements

Note 1 – Historical Business Operations and Significant Accounting Policies, page F-16

1.
We have read the accounting policy note concerning costs related to your oil and gas properties added in response to prior comment one.  As stated, your description of the accounting required under the full cost method contains several inaccuracies.  For example, you indicate that the full cost pool excludes costs of unevaluated properties, and that the ceiling test only applies to the costs of proved oil and gas properties.

Please read the guidance in Rule 4-10(c)(2) of Regulation S-X, which identifies all of the costs to be capitalized under the full cost method.  This guidance should clarify that the full cost pool includes costs that are subject to amortization and costs that are not subject to amortization.  All of these costs are subject to the ceiling test, which is described in Rule 4-10(c)(4) of Regulation S-X.  The present value of estimate future net revenues from proved reserves is only one component of the ceiling.  The ceiling also includes the costs of properties not being amortized, the lower of cost or fair value of unproved properties included in the costs being amortized, and certain income tax effects.  You will need to conduct a ceiling test at each balance sheet date; it applies to all costs capitalized under the full cost method – costs of proved properties and unproved properties alike.

Please revise your accounting policy accordingly.  Please also add disclosure to your financial statements of the information required under Rule 4-10(c)(7) of Regulation S-X, such as a description of the current status of significant properties and projects, your expectations as to when those properties will be evaluated, i.e. the anticipated timing of including their costs in the amortization computation, and table of costs showing costs by the various categories prescribed and the periods in which those costs were incurred.  We suggest that you contact us by telephone in advance of filing your next amendment if you require further clarification or guidance or would like to discuss the action required.

Response:  We have amended Note 1 – Historical Business Operations and Significant Accounting Policies on page F-16 of the Amendment in accordance with your comment.

Please direct any comments or questions regarding the response to the Staff’s comment letter dated February 12, 2010 or the Amendment to June Lin or the undersigned at (415) 882-5300, or by fax at (415) 882-5400.

Very truly yours,
/s/ Gerald V. Niesar
Gerald V. Niesar

cc:  Bayo Odunuga, Chief Executive Officer, AsherXino Corporation